

MMA Capital Management, LLC

3600 O'Donnell Street, Suite 600
Baltimore, Maryland 21224
T 443.263.2900   F 410.727.5387
www.mmacapitalmanagement.com

April 3, 2017

Dear fellow shareholder:

You are cordially invited to attend the annual meeting of shareholders of MMA Capital Management, LLC to be held on Tuesday, May 16, 2017, at 1:00 p.m. Eastern time, at the offices of Gallagher Evelius & Jones, LLP, 218 N Charles Street, Suite 400, Baltimore, MD 21201.

At the meeting, you will be asked to vote on three matters including the election of directors, an advisory vote on executive compensation and the selection of our independent public accounting firm for 2017.

We are pleased to utilize the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the Internet. Consequently, most shareholders will not receive paper copies of our proxy materials. We will instead send shareholders a notice with instructions for accessing the proxy materials and voting via the Internet. The notice will also provide information on how shareholders may obtain paper copies of our proxy materials if they so choose. This makes the proxy distribution process more efficient and less costly, and helps conserve natural resources.

I look forward to seeing you at the meeting.

Sincerely,

Frank Gallagher

Francis X. Gallagher, Jr.
Chairman of the Board

YOUR VOTE IS IMPORTANT

In order to ensure your representation at the annual meeting, you may submit your proxy and voting instructions via the Internet or by telephone, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing and dating the proxy card as promptly as possible and returning it in the enclosed envelope (to which no postage need be affixed if mailed in the United States). Please refer to the section entitled "Voting via the Internet, by Telephone or by Mail" on page ii of the Proxy Statement for a description of these voting methods. Under applicable regulations, if you have not given your broker specific instructions to do so, your broker will NOT be able to vote your shares with respect to the election of directors and executive compensation. If you do not provide voting instructions via the Internet, by telephone or by returning a proxy card or voting instruction card, your shares will not be voted with respect to the election of directors and executive compensation. We strongly encourage you to vote.

If the director nominee is not elected at our annual meeting, or if we are unable to achieve a quorum to transact business at our annual meeting (including any adjournment), then our current directors will continue to serve until their successors have been duly elected and qualified at the next annual meeting or their earlier death, resignation or removal.

MMA CAPITAL MANAGEMENT, LLC
3600 O'Donnell Street, Suite 600
Baltimore, Maryland 21224
_____

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS
_____

Dear Shareholder:

Notice is hereby given that the annual meeting of shareholders of MMA Capital Management, LLC will be held on Tuesday, May 16, 2017 at 1:00 p.m. Eastern time, at the offices of Gallagher Evelius & Jones, LLP, 218 N Charles Street, Suite 400, Baltimore, MD 21201 for the following purposes:

- to elect two directors, each for a term of three years;

- to hold a non-binding advisory vote to approve named executive officer compensation;

- to ratify the appointment of KPMG, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017; and

- to transact such other business as may properly come before the meeting or at any adjournment or postponement thereof.

Any of the foregoing may be considered or acted upon at the meeting or at any adjournment or postponement thereof.

Holders of common shares of record on the books of the Company at the close of business on March 21, 2017, will be entitled to vote on all matters that may come before the meeting or any adjournment or postponement thereof.

Whether or not you plan to attend the annual meeting, please vote as soon as possible. As an alternative to voting in person at the annual meeting, you may vote via the Internet, by telephone or, if you receive a paper proxy card in the mail, by mailing a completed proxy card. For detailed information regarding voting instructions, please refer to the section entitled "Voting via the Internet, by Telephone or by Mail" on page ii of the Proxy Statement. You may revoke a previously delivered proxy at any time prior to the annual meeting. If you decide to attend the annual meeting and wish to change your proxy vote, you may do so automatically by voting in person at the annual meeting.

Secretary

/s/ *J. Brooks Martin*
Baltimore, Maryland

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MMA CAPITAL MANAGEMENT, LLC
3600 O'Donnell Street, Suite 600
Baltimore, Maryland 21224

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
May 16, 2017

This proxy statement is furnished in connection with the solicitation on behalf of the Board of Directors ("Board") of MMA Capital Management, LLC, a Delaware limited liability company ("we," "us," "our," "MMA" or the "Company"), of proxies to be voted at our annual meeting of shareholders to be held Tuesday, May 16, 2017, at 1:00 p.m. Eastern time at the offices of Gallagher Evelius & Jones, LLP, 218 N Charles Street, Suite 400, Baltimore, MD 21201, including any and all adjournments or postponements of the meeting.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL SHAREHOLDERS MEETING TO BE HELD ON MAY 16, 2017. This proxy statement, the accompanying proxy card or voting instruction card and our 2016 Annual Report to Shareholders on Form 10-K are available at *www.mmacapitalmanagement.investorroom.com*.

The cost of this solicitation of proxies will be borne by us. Solicitation, commencing on or about April 3, 2017 will be made by use of the mails, telephone and fax, by our regular employees without additional compensation.

Voting Rights

Only holders of record of our common shares on March 21, 2017, the record date, will be entitled to vote at the annual meeting. Each holder of record will be entitled to one vote on each matter for each common share held on the record date. The share transfer books will not be closed. On the record date, there were 5,839,143 common shares outstanding. A majority of the issued and outstanding common shares (or 2,919,572 common shares) must be present or represented by proxy at the annual meeting in order to have a quorum. Persons voting by proxy will be deemed present at the meeting even if they abstain from voting on any or all of the proposals presented for shareholder action. Shares held by brokers who vote such shares on any proposal and broker non-votes will be counted present for purposes of establishing a quorum. A broker non-vote occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a proxy for the annual meeting but does not vote on a particular proposal, including in this case the election of directors and the advisory vote on named executive officer compensation, because that holder does not have discretionary voting power with respect to those proposals if it has not received instructions from the beneficial owner. In contrast, a bank, broker or other holder of record holding shares for a beneficial owner does have discretionary voting power with respect to the ratification of the appointment of the independent registered public accounting firm.

In the election of directors, a nominee will be elected if the votes cast "for" the nominee constitute a majority of the common shares present or represented by proxy and voted at a meeting at which a quorum is present. Shareholders may not cumulate votes in the election of directors. The advisory votes on named executive officer compensation and the ratification of the appointment of KPMG, LLP ("KPMG") as our independent registered public accounting firm, also require the affirmative vote of a majority of the common shares present or represented by proxy and voted at a meeting at which a quorum is present. Abstentions and broker non-votes have no effect on the determination of whether a nominee, the advisory vote or the appointment of KPMG has received the vote of a majority of the common shares present or represented by proxy and voting at the meeting.

If the persons present or represented by proxy at the annual meeting constitute the holders of less than a majority of the issued and outstanding common shares as of the record date, the annual meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum. The inspector of elections appointed for the annual meeting will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Internet Availability of Proxy Materials

In accordance with Securities and Exchange Commission rules, we are using the Internet as our primary means of furnishing proxy materials to shareholders for our 2017 annual meeting. Consequently, our shareholders will not receive paper copies of our proxy materials unless they request paper copies by following the instructions in the Notice of Internet Availability of Proxy Materials. On April 3, 2017, we mailed to our shareholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including this proxy statement and our 2016 Annual Report to Shareholders. The Notice of Internet Availability of Proxy Materials also contains instructions for accessing your proxy card to be able to vote via the Internet or by telephone.

Internet distribution of our proxy materials is designed to make the proxy distribution process more efficient and less costly and to help conserve natural resources. However, if you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions for requesting such materials contained on such notice.

Admission to Meeting

You are entitled to attend the annual meeting if you were a holder of record or a beneficial owner of our common shares as of March 21, 2017, the record date, or you hold a valid legal proxy for the annual meeting. If you are a holder of record, you may be asked to present valid picture identification, such as a driver's license or passport, for admission to the annual meeting.

If your shares are registered in the name of a bank or brokerage firm (your record holder), you may be asked to provide proof of beneficial ownership as of the record date, such as a brokerage account statement, a copy of the Notice of Internet Availability or voting instruction form provided by your bank, broker or other holder of record, or other similar evidence of ownership, as well as picture identification, for admission. If you wish to be able to vote in person at the annual meeting, you must obtain a legal proxy from your brokerage firm, bank or other holder of record and present it to the inspector of elections with your ballot at the annual meeting.

Recommendations of the Board of Directors

Our Board of Directors recommends that you vote:

- **FOR** the nominees of the Board of Directors (Proposal No. 1);

- **FOR** the non-binding advisory approval of our named executive officer compensation (Proposal No. 2); and

- **FOR** the ratification of the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2017 (Proposal No. 3).

Voting via the Internet, by Telephone or by Mail

For holders whose shares are registered in their own names, as an alternative to voting in person at the annual meeting, you may vote via the Internet, by telephone or, for those shareholders who request and receive a paper proxy card in the mail, by mailing a completed proxy card. The Notice of Internet Availability of Proxy Materials provides information on how to access your proxy card, which contains instructions on how to vote via the Internet or by telephone. For those shareholders who request and receive a paper proxy card, instructions for voting via the Internet or by telephone are set forth on the proxy card. Those shareholders who request and receive a paper proxy card and voting instructions by mail, and who elect to vote by mail, should sign and return the mailed proxy card in the prepaid and addressed envelope that was enclosed with the proxy materials, and your shares will be voted at the annual meeting in the manner you direct. In the event that you return a signed proxy card (by mail or via the Internet) on which no directions are specified, your shares will be voted **FOR** the nominees of the Board of Directors (Proposal No. 1), **FOR** the non-binding advisory approval of our named executive officer compensation (Proposal No. 2), and **FOR** the ratification of the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2016 (Proposal No. 3), and in the discretion of the proxy holders as to any other matters that may properly come before the annual meeting or any postponement or adjournment of the annual meeting.

If your shares are registered in the name of a bank or brokerage firm (your record holder), you will receive instructions from your record holder that you must follow in order for your record holder to vote your shares per your instructions. Many banks and brokerage firms have a process for their beneficial holders to provide instructions via the

Internet or over the telephone. If Internet or telephone voting is unavailable from your bank or brokerage firm, please complete and return the voting instruction card supplied by them in the addressed, postage paid envelope provided.

Revocation of Proxies

You may revoke or change a previously delivered proxy at any time before the annual meeting by delivering another proxy with a later date, by voting again via the Internet or by telephone, or by delivering written notice of revocation of your proxy to MMA Capital Management, LLC's Secretary at our principal executive offices before the beginning of the annual meeting. You also may revoke your proxy by attending the annual meeting and voting in person, although attendance at the annual meeting will not, in and of itself, revoke a valid proxy that was previously delivered. If you hold shares through a bank or brokerage firm, you must contact that bank or brokerage firm to revoke any prior voting instructions. You also may revoke any prior voting instructions by voting in person at the annual meeting if you obtain a legal proxy as described under "Admission to Meeting" above.

TABLE OF CONTENTS

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I. GOVERNANCE OF THE COMPANY

BOARD OF DIRECTORS MATTERS

Board Composition

Our Board of Directors (or alternatively described as the "Board" in this document) currently consists of six members, five of whom were elected by the Company's shareholders. Ms. Kay was elected to the Board by unanimous vote of the directors then in office on August 3, 2016 in accordance with our Bylaws and is standing for re-election at the 2017 annual meeting.

Corporate Governance Guidelines

We have Corporate Governance Guidelines ("Guidelines"), which are available on our website at *www.mmacapitalmanagement.com* under "Leadership – Governance," then "Corporate Governance Guidelines." These Guidelines contain general principles regarding the function of our Board and Board committees. The Guidelines are reviewed on an annual basis by the Governance Committee of the Board, which submits to the Board for approval any changes deemed desirable or necessary.

Independence of Directors

Our Guidelines require that a majority of the Board of Directors be comprised of independent directors. The listing rules of the Nasdaq Stock Market ("Nasdaq") for director independence are incorporated in our Guidelines, which are used by the Board in making independence determinations. For a director to be considered independent under the Nasdaq listing rules, the Board must affirmatively determine that the director has no relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that the following directors are independent: Messrs. Bloom, Gallagher, Grant and Puddester.

Board Leadership Structure

Our Board leadership structure currently separates the roles of Chairman and Chief Executive Officer. Our Chairman is a non-employee director. Our Chief Executive Officer and President, Michael L. Falcone ("Chief Executive Officer"), is the sole member of the Board who is a current employee. Our Board's role in the Company is to provide general oversight of strategy and operations. Four of our six directors are independent under Nasdaq listing standards. Although no longer employed as an officer or consultant to the Company, due to her prior employment, Ms. Kay is not considered to be an independent director under Nasdaq listing standards. In assessing director independence, the Board concluded that the independent directors have no conflict that might discourage critical review of the Company's management and operations. In addition, chairmanship of the various Board committees is held by independent directors and our internal controls are monitored by the Audit Committee, which is comprised entirely of independent directors in accordance with Nasdaq and Securities and Exchange Commission ("SEC") requirements.

Our Board monitors our risks as a Company through a comprehensive risk matrix which is updated by management and reviewed by the Board throughout the year. The matrix details all of our operating, accounting, financial, legal and regulatory risks and assigns a probability and severity analysis to each risk. Significant changes are highlighted and discussed at Board meetings throughout the year.

Qualification for Board Membership

The Board has the responsibility for nominating candidates for election to the Board and for filling vacancies on the Board as they arise, while the Governance Committee is responsible for identifying and recommending qualified individuals to serve as members of the Board. The Guidelines and the Governance Committee's charter require the Board and the Governance Committee to establish criteria for selecting new directors, which reflects at a minimum a candidate's strength of character, judgment, business experience and specific areas of expertise, in addition to factors relating to the composition of the Board, including its size and structure, and principles of diversity, including age, skills, knowledge and other factors needed to maintain a balance of knowledge, experience and capability on the Board. Further, no director of the Company may serve on the boards of more than three other publicly traded companies in addition to serving on our Board, and no management director may serve on the board of more than one publicly traded company in addition to serving on our Board. Currently, all directors are in compliance with these requirements and expectations.

Shareholder Recommendations of Potential Director Candidates

The Governance Committee will consider director candidates recommended by shareholders. The Governance Committee applies the same standards in evaluating candidates submitted by shareholders as it does in evaluating candidates submitted by other sources. Shareholders who wish to submit names to be considered by the Governance Committee for nomination for election to the Board of Directors must send written notice to the Secretary of the Company at least 60 days but no more than 90 days prior to the anniversary of the date on which the proxy statement was first mailed relating to the immediately preceding annual meeting of shareholders, which notice should set forth the required information that is specified in our bylaws. Suggestions regarding potential director candidates, together with the supporting information concerning the potential candidate's qualifications, should be submitted in writing to:

Governance Committee
MMA Capital Management, LLC
c/o Corporate Secretary
3600 O'Donnell Street, Suite 600
Baltimore, Maryland 21224

Code of Ethics and Principles of Business Integrity

We have a Code of Ethics and Principles of Business Integrity that is applicable to all of our employees and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Ethics and Principles of Business Integrity is available on our website, *www.mmacapitalmanagement.com*, and in print without charge, upon the request of any shareholder, by mail to our Corporate Secretary, MMA Capital Management, LLC, at our Baltimore office. In the event of any amendment to, or waiver of, a provision of the Code of Ethics and Principles of Business Integrity, we will promptly post the date and nature of such amendment or waiver, as well as related information, on our website.

Executive Sessions

Pursuant to our Guidelines, the independent directors of the Board meet in regularly scheduled sessions without the presence of management. The executive sessions have been chaired by Mr. Gallagher.

Communications with the Board of Directors

Shareholders and other interested parties may communicate with one or more members of our Board by writing to the Board, or a specific director at:

Board of Directors (or specific director)
MMA Capital Management, LLC
c/o Corporate Secretary
3600 O'Donnell Street, Suite 600
Baltimore, Maryland 21224

Available Information

Our website address is *www.mmacapitalmanagement.com*. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), including exhibits to those reports, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Our Guidelines, Code of Ethics and the charters of our Audit Committee, Compensation Committee and Governance Committee are also posted on our website. These documents are also available in print to any shareholder upon request. In addition, any materials we file or furnish with the SEC are accessible to the public electronically at the SEC's website, www.sec.gov, and at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Board Committees

The Board of Directors has appointed the following Board Committees:

Audit Committee. The Audit Committee of the Board has primary oversight responsibility relating to:

- the integrity of our financial statements, the financial reporting process, and internal controls over financial reporting;

- the performance of our internal audit function;

- the appointment, engagement and performance of our independent registered public accounting firm and the evaluation of the independent registered public accounting firm's qualifications and independence;

- compliance with our Code of Ethics and Principles of Business Integrity, and legal and regulatory requirements, including our disclosure controls and procedures; and

- oversight and approval of potential related party transaction.

In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, our independent registered public accounting firm, the internal auditors and our management, and to resolve any disagreements between management and the independent registered public accounting firm regarding financial reporting. The Audit Committee also performs other duties and responsibilities set forth in a written Charter approved by the Board of Directors. The Charter of the Audit Committee is available on the Company's website at *www.mmacapitalmanagement.com* under "Leadership – Governance," then "Audit Committee Charter."

During 2016, membership on the Audit Committee consisted of Mr. Bloom, Chairman of the Committee, and Messrs. Gallagher, Grant and Puddester. The Audit Committee held five meetings during 2016.

The Board and the Governance Committee have determined that all members of the Audit Committee satisfy the independence requirements of Nasdaq's listing rules and our Guidelines. No member of the Audit Committee is permitted to serve on the Audit Committee of more than three public companies, including our Company. Currently, no member of the Audit Committee serves on the audit committee of any other public company.

The Board has determined that Mr. Puddester qualifies as an "audit committee financial expert" under SEC rules. In accordance with the SEC's safe harbor relating to audit committee financial experts, a person designated as an audit committee financial expert will not be deemed an "expert"' for purposes of the federal securities laws. In addition, such designation does not impose on such person any duties, obligations or liabilities that are greater than those imposed on such person as a member of the Audit Committee and Board of Directors in the absence of such designation, and does not affect the duties, obligations or liabilities of any other member of the Audit Committee or Board of Directors.

Compensation Committee. The Compensation Committee of the Board has the following principal duties and responsibilities:

- review our executive compensation policy and programs to ensure that they (1) effectively motivate the Chief Executive Officer and other executive officers and key employees to achieve our financial goals and strategic objectives; (2) properly align the interests of these employees with the long-term interests of our shareholders; and (3) are sufficiently competitive to attract and retain the executive resources necessary for the successful management of our businesses;

- review trends in management compensation, oversee the development of new compensation plans (including performance-based, equity-based and other incentive programs as well as salary, bonus and deferred compensation arrangements) and, when appropriate, make recommendations to the Board regarding new plans and revisions to existing plans;

- annually review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers and key employees, evaluate the performance of such individuals and approve the compensation for such individuals;

- annually evaluate the compensation of the members of the Board; and

- review our management succession plan for the Chief Executive Officer and other executive officers and key employees.

These duties and responsibilities are set forth in a written Charter of the Compensation Committee which has been approved by the Board of Directors and is available on our website at *www.mmacapitalmanagement.com* under "Leadership – Governance," then "Compensation Committee Charter." Pursuant to the Charter, the Compensation Committee has the authority to delegate certain of its responsibilities to a subcommittee.

The Compensation Committee has the authority to administer our equity plans for the Chief Executive Officer and other executive officers. The Compensation Committee is responsible for all determinations with respect to participation, the form, amount and timing of any awards to be granted to any such participants, and the payment of any such awards. Senior management has the authority to administer our equity plans for all other participants.

Our Chief Executive Officer provides recommendations to the Compensation Committee with respect to the wage level, base salary amounts, performance targets for annual incentive and long-term incentive bonus programs and any adjustments to the cash value for equity grants for each named executive officer. These compensation recommendations are based on the Chief Executive Officer's subjective review of each officer's overall performance and contribution to MMA during the prior year. While the Compensation Committee considers the recommendations of the Chief Executive Officer with respect to these elements of compensation, the Compensation Committee independently evaluates the recommendations and makes all final compensation decisions for those officers. Decisions with respect to the compensation of the Chief Executive Officer are made solely by the Compensation Committee in executive session. Other than our Chief Executive Officer, no other executive officer of MMA had any role in determining or recommending the amount or form of executive officer or director compensation during 2016.

Compensation Committee Interlocks and Insider Participation

During 2016, membership on the Compensation Committee consisted of Messrs. Puddester, Bloom, Gallagher and Grant. Mr. Puddester served as Chairman for the entire year. All members of the Compensation Committee qualify as independent directors under our Guidelines and the Nasdaq listing rules. The Compensation Committee held five meetings during 2016.

During 2016, no member of the Compensation Committee was an officer, employee or former officer or employee of ours, or any of our subsidiaries, or had a relationship that would be considered a Compensation Committee interlock that would require disclosure in this proxy statement pursuant to SEC regulations. None of our named executive officers served as a member of a compensation committee or a director of another entity under the circumstances requiring disclosure in this proxy under SEC regulations.

Governance Committee. The Governance Committee of the Board is responsible for:

- developing and implementing corporate governance guidelines;

- identifying and recommending qualified individuals to serve as members of the Board;

- evaluating and recommending the size and composition of the Board and its Committees (including making determinations concerning composition of the Board and its Committees under the applicable requirements of the SEC); and

- monitoring a process to assess the effectiveness of the Board and its Committees.

The Governance Committee is also responsible for performing other duties and responsibilities set forth in a written Charter approved by the Board of Directors. The Charter of the Governance Committee is available on our website at *www.mmacapitalmanagement.com* under "Leadership – Governance," in "Governance Committee Charter."

During 2016, membership on the Governance Committee consisted of Messrs. Grant, Bloom, Gallagher and Puddester. Mr. Grant served as Chairman for the entire year. The Governance Committee held four meetings during 2016. All members of the Governance Committee qualify as independent directors under our Guidelines and Nasdaq listing rules.

Director Attendance at Meetings

During fiscal year 2016, there were four regular quarterly meetings of the Board, plus one additional regular meeting in the first quarter. Also, the Board held three special meetings which were conducted as either formal meetings or executive sessions. Each Director attended at least 75% of the total number of combined meetings of the Board and the Board Committees on which he served. Three members of the Board were present at the 2016 annual meeting.

RELATED PARTY AND AFFILIATE TRANSACTIONS

In accordance with Company policy the Audit Committee has the responsibility to review any transactions between the Company and any parties that are considered related parties to the Company, a member of the Board or any executive officer of the Company. Any proposed transaction with a related party must be approved by a majority of the disinterested, independent members of the audit committee. If the counterparty is related to a member of the audit committee that member will recuse themselves from the vote.

There are no material related party relationships or transactions to report in the current proxy.

II.   MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL 1 -- ELECTION OF DIRECTORS

The Board of Directors of MMA Capital Management, LLC is divided into three classes with the directors in each class serving for a term of three years. The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting for a full three-year term. The Company's Operating Agreement provides that the Board of Directors must have between five and 15 members.

All directors other than Lisa Kay have been elected to their current terms at an annual meeting. Ms. Kay was elected to the Board by a majority of the directors then in office on August 3, 2016. According to our bylaws, if the director nominee is not elected at our annual meeting, or if we are unable to achieve a quorum to transact business at our annual meeting (including any adjournment), then our current directors will continue to serve until their successors have been duly elected and qualified at the next annual meeting or their earlier death, resignation or removal.

INFORMATION ABOUT THE COMPANY'S DIRECTORS

The name and principal occupation for the last five years, period of service as a director of the Company and certain other directorships of each director are set forth below.

NOMINEES FOR DIRECTOR

Directors with Term Expiring at the 2017 Annual Meeting

Class II

Steven S. Bloom, 55, has been a director of MMA since August 7, 2013. Since 2002, Mr. Bloom has been a Managing Partner of PMC Property Group, a private company that invests in and operates multifamily housing in the United States. In his capacity as Managing Partner, Mr. Bloom is in charge of the operations of the Baltimore office of PMC Property Group. Prior to that, Mr. Bloom was with the accounting firm of Arthur Andersen LLP for nearly 20 years, including 10 years as a partner in their Baltimore office.

Mr. Bloom's qualifications to serve as a director include his significant executive experience with real estate investment companies and his public accounting background. As the current Chairman of MMA's Audit Committee, Mr. Bloom has worked closely with the Company's finance and audit executives and independent auditors.

Lisa Kay (formerly Lisa M. Roberts), 50, was elected as a director on August 3, 2016. Previously, Ms. Kay was Chief Financial Officer and Executive Vice President of the Company from August 23, 2011 through August 18, 2015. Prior to her appointment as the Company's Chief Financial Officer, Ms. Kay served as Corporate Controller and Senior Vice President of the Company beginning in November 2007. Prior to joining the Company, Ms. Kay was a Managing Director within the Financial Services practice of Navigant Consulting, Inc., a global consulting firm providing operational, dispute, investigative, risk management and financial advisory solutions to the market. Ms. Kay joined Navigant Consulting, Inc. in 2006. Previous to this, Ms. Kay was Vice President and head of Corporate Accounting for Freddie Mac. and was an auditor for Arthur Andersen LLP. Ms. Kay is a graduate of Virginia Tech with a B.A. in Economics and a Masters in Accounting.

Ms. Kay's qualifications to serve as a director include her tenure as the Corporate Controller and Chief Financial Officer of the Company and extensive experience in accounting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THESE NOMINEES AS DIRECTORS TO A TERM EXPIRING AT THE 2020 ANNUAL MEETING.

MEMBERS OF THE BOARD OF DIRECTORS CONTINUING IN OFFICE

Director with Term Expiring at the 2018 Annual Meeting

Class III

J. P. Grant, 63, has served on the Board since January 1, 2013. Mr. Grant is the founder, President and Chief Executive Officer of Grant Capital Management, Inc., where he has specialized in providing tax-exempt financing to city and state governments since the company's founding in 2000. Prior to that, he held positions in major account sales for IBM Corporation and Federal Data Corporation.

Mr. Grant's qualifications to serve as a director include his extensive experience in the field of municipal finance, as well as his executive leadership experience and entrepreneurial background. Mr. Grant is the Chairman of the Company's Governance Committee.

Directors with Terms Expiring at the 2019 Annual Meeting

Class I

Michael L. Falcone, 55, has been a director of MMA since 1999. Mr. Falcone has been the Chief Executive Officer and President of MMA since January 1, 2005. Prior to his appointment as our Chief Executive Officer, he served as Chief Operating Officer since 1997. Prior to joining MMA, he was a Senior Vice President of Shelter Development Corporation, where he was employed from 1983 to 1996.

Mr. Falcone's qualifications to serve as a director include his extensive executive experience with MMA and his broad familiarity with the real estate and renewable energy development and finance industries. As the Chief Executive Officer of MMA, Mr. Falcone provides the executive and operational leadership for MMA.

Frederick W. Puddester, 62, was appointed to the Board of Directors on August 10, 2011. Since July 1, 2011, Mr. Puddester has been the Vice President for Finance and Administration for Williams College where he is responsible for financial reporting, planning and forecasting as well as debt financing and tax compliance. From 2007 to 2011, Mr. Puddester served as senior associate dean for finance and administration at the Johns Hopkins University Zanvyl Krieger School of Arts and Sciences. From 2000 to 2007, Mr. Puddester served as the executive director of budget and financial planning for Johns Hopkins University.

From 2000 until he joined the Company's Board of Directors, Mr. Puddester served on the board of MuniMae TE Bond Subsidiary, LLC, an entity whose common shares were wholly owned by the Company prior to selling those shares to a third party in 2013.

Mr. Puddester's qualifications to serve as a director include his extensive financial management expertise and his familiarity with the Company through his service on the board of MuniMae TE Bond Subsidiary, LLC. Mr. Puddester is the Chairman of the Company's Compensation Committee.

Francis X. Gallagher, Jr., 57, was appointed to the Board of Directors on February 6, 2012 and elected Chairman on March 17, 2014. Mr. Gallagher is a Managing Partner at Charlesmead Advisors LLC, where he leads investment banking efforts to focused subsectors within the telecommunications industry, including wireline and wireless services and internet infrastructure. From 2005 to 2011, Mr. Gallagher was a Managing Director at Stifel Nicolaus Weisel, Incorporated, a leading investment bank, where he led the Telecommunications Industry Banking Group. From 1997 to 2005, Mr. Gallagher served in a variety of executive positions with Legg Mason Wood Walker Incorporated, where he was responsible for investment banking coverage of a variety of large and small-capitalization telecommunications companies.

Mr. Gallagher's qualifications to serve on the Board include his corporate securities knowledge, senior management and investment banking experience.

PROPOSAL 2 -- ADVISORY VOTE ON OUR NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and Section 14A of the Exchange Act, enable our shareholders to vote, on a non-binding advisory basis, on the compensation of the Company's named executive officers as disclosed in the "Executive Compensation" section of this proxy statement, including the compensation tables, Compensation Discussion and Analysis and the related narrative.

While this advisory vote on executive compensation is non-binding, the Board and the Compensation Committee will review the voting results and seek to determine the cause or causes of any significant negative voting result. Voting results provide little detail by themselves, and we may consult directly with shareholders to better understand issues and concerns not previously presented. The Board and management understand that it may be useful and appropriate to seek the views of shareholders when considering the design and implementation of the Company's executive compensation program.

The Board of Directors asks you to indicate your support for our named executive officer compensation as described in this proxy statement and as set forth below:

> RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as described in the "Executive Compensation" section of this proxy statement, including the compensation tables, Compensation Discussion and Analysis and other narrative executive compensation disclosures.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF OUR NAMED EXECUTIVE OFFICER COMPENSATION.

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis incorporated into this filing with management. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors, and the Board has approved, inclusion of the Compensation Discussion and Analysis in this proxy statement.

Respectfully submitted,

The Compensation Committee
> Fredrick Puddester, Chair
> Steven Bloom
> Francis Gallagher
> J.P. Grant III

March 10, 2017

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee oversees the development and implementation of the compensation program for the Company's named executive officers. The Chief Executive Officer's compensation is determined by the independent members of the Board after receiving the Compensation Committee's recommendation. As stated earlier, the Compensation Committee is comprised solely of independent members of the Board.

Named Executive Officers

The following individual were the only persons serving as executive officers of the Company in 2016:

Michael L. Falcone, 55, has been the Chief Executive Officer and President of the Company since January 1, 2005. Prior to his appointment as our Chief Executive Officer, he served as Chief Operating Officer since 1997. Mr. Falcone has also served as a director of MMA since 1999. Prior to joining MMA, he was a Senior Vice President of Shelter Development Corporation, where he was employed from 1983 to 1996. Mr. Falcone is a graduate of Dartmouth College and the Harvard Business School.

David C. Bjarnason, CPA, 47, was appointed Chief Financial Officer and Executive Vice President of MMA ("Chief Financial Officer") on August 17, 2015. Mr. Bjarnason joined the Company from Fannie Mae, where he was a finance officer who served in senior management roles in accounting policy, external reporting and financial planning and analysis functions. Prior to joining Fannie Mae, Mr. Bjarnason served in senior finance, consulting and financial statement audit roles with JPMorgan Chase & Co., CapitalSource, Inc., Freddie Mac, Deloitte LLP and KPMG LLP. Mr. Bjarnason earned his B.B.A. in accounting from the College of William & Mary.

Gary A. Mentesana, 52, is an Executive Vice President of MMA ("Executive Vice President") responsible for managing U.S. Operations. He has been an Executive Vice President of MMA since 2003 and has been in various leadership positions since joining MMA in 1996. Mr. Mentesana joined MMA in 1996 from the Company's predecessor, the SCA Tax-Exempt Fund Limited Partnership, which he had been with since 1988. Before SCA Tax-Exempt Fund Limited Partnership, Mr. Mentesana was an active Certified Public Accountant and worked for Coopers and Lybrand. Mr. Mentesana graduated from the University of Rhode Island.

Executive Summary

Our executive compensation program is designed to promote a performance-based culture and to align the interests of management with those of our shareholders. To this end, our compensation program consists of (i) base compensation intended to attract high performing individuals, (ii) annual incentive compensation in the form of cash bonuses for retention and to recognize Company, individual and business segment performance, and (iii) a requirement that executives utilize a portion of their annual incentive compensation to purchase Company shares in order to better align the interests of our executives and our shareholders.

Each named executive officer receives annual base compensation and an annual incentive award based on performance in that year, though the annual incentive award is paid in the subsequent calendar year. In 2016, each of our named executive officers received base compensation in accordance with his employment agreement without any discretionary increase. Each of our named executive officers received an incentive award for 2016, which reflected the performance of the Company and individual during the year. Mr. Falcone's annual incentive award for 2016 was $1,150,000, a 28% increase from 2015. Of this amount, Mr. Falcone is required to use $345,000, or 30% of the award, to purchase Company shares on the open market. Mr. Mentesana's annual incentive award for 2016 was $1,000,000, a 33% increase from 2015. Of this amount, Mr. Mentesana is required to use $300,000, or 30% of the award, to purchase Company shares on the open market. Mr. Bjarnason's annual incentive award for 2016 was $325,000, a 63% increase from his 2015 bonus, which was prescribed by the terms of his 2015 employment agreement and related to a partial year of employment. Mr. Bjarnason is required to use $97,500 of his annual incentive award, or 30% of the award, to purchase Company shares on the open market.

The Company and each executive experienced exceptional performance against their objectives in both 2015 and 2016. However, total compensation for the named executive officers remained below the median for the Company's peer group in both years (see *Independent Compensation Consultant* and *Benchmarking and Peer Group Data*).

We have an employment agreement with each of our named executive officers. The material terms of their employment agreements are described beginning on page 18, the share purchase agreements related to the incentive cash awards are described on page 21 and the critical terms of the 2016 compensation of the named executive officers are incorporated in the table on page 15.

This Compensation Discussion and Analysis describes the Company's executive compensation program, its philosophy and policies, the manner in which it operates and the decisions made in 2016 in support of that program, along with their supporting rationale.

Roles and Responsibilities

Compensation Committee

The Compensation Committee oversees the development and administration of the compensation program for the Company's named executive officers.

Role of Management

While the Compensation Committee makes an independent determination on all matters related to the compensation of the named executive officers, the Compensation Committee seeks the Chief Executive Officer's views on whether the existing compensation policies and practices continue to support the Company's business and performance objectives, utilize appropriate performance targets, and appropriately reward the contributions of the other named executive officers. The Compensation Committee delegates the implementation of its decisions to the Chief Executive Officer, who reports to the Compensation Committee on the actions taken under this delegation at the periodic Compensation Committee meetings throughout the year. The Chief Executive Officer is not involved in the Compensation Committee's decision-making process with respect to his compensation.

Independent Compensation Consultant

The Compensation Committee has the sole authority to retain and terminate a compensation consultant and to approve all the terms of the engagement, including fees. The Compensation Committee has adopted a policy that prohibits compensation consultants it retains from doing any work for the Company during their engagement. The Compensation Committee also considers the independence standards under SEC rules and Nasdaq listing standards when assessing the independence of the compensation consultant.

As a result of the Company's performance in 2015, and the Chief Executive Officer and Executive Vice President having met (or exceeded) the 2015 performance objectives set by the Compensation Committee, the committee engaged FPL Associates, L.P. ("FPL") in early 2016 to provide a benchmarking analysis for Messrs. Falcone and Mentesana (the Compensation Committee did not include Mr. Bjarnason in that study since his incentive compensation for 2015 was set in his Employment Agreement). The purpose of the study was to provide a comprehensive benchmarking analysis by individual and by component of compensation, including base salary, annual incentive award and long-term incentive compensation. In addition, the consultant's report discussed compensation trends and the relative levels of compensation for peer organizations.

In reviewing the results of the FPL study, the Compensation Committee determined that 2014 compensation for Messrs. Falcone and Mentesana was significantly lower than the average of the Company's peer group. Given their significant outperformance against performance objectives in 2015, the Compensation Committee adjusted the annual incentive compensation award for 2015 to increase the total compensation paid to Messrs. Falcone and Mentesana, though their total compensation for 2015 remained below the median for the peer group. In 2016, in recognition of a second consecutive year of outperformance against the Company's and their individual performance objectives, the Compensation Committee further increased the annual incentive award payout to our named executive officers, although the aggregate amount remained below the median of the peer group.

Benchmarking and Peer Group Data

As part of its 2016 engagement, FPL selected a group of peer companies to evaluate compensation paid to Messrs. Falcone and Mentesana. In carrying out this responsibility, FPL reviewed publicly available information to select peer companies based on the following criteria: company size; business strategy; human capital; enterprise ownership structures; asset class focus; and geographic location. Further, FPL sought to include companies that are generally no greater than two times the size of the Company, are direct competitors in one (or more) of our business lines, are similar in complexity, and that may represent a competitor for employee talent. The names and relevant criteria of the 11 companies selected for the peer group are summarized below:

Company Name	Symbol	Business Focus	Size	Geography
Armada Hoffler Properties, Inc.	AHH	☑	☑	☑
Encore Capital Group, Inc.	ECPG	☑		
FBR & Co.	FBRC	☑		☑
Federal Agricultural Mortgage Corporation	AGM	☑		☑
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	HASI	☑	☑	☑
Harris & Harris Group, Inc.	TINY	☑		
Novation Companies, Inc.	NOVC	☑		
One Liberty Properties, Inc.	OLP	☑	☑	
Resource America, Inc.	REXI	☑		
Walker & Dunlop, Inc.	WD	☑		☑
Whitestone REIT	WSR	☑	☑	

Shareholder Feedback on Compensation

Our Board, the Compensation Committee and our management team value shareholder perspectives on our executive compensation program. As part of the Committee's periodic review of compensation, it considers the outcome of the Company's annual shareholder advisory vote on executive compensation. At our annual meeting in May 2016, the compensation of our named executive officers was approved by approximately 79% of votes cast, demonstrating a high level of support for our compensation program and policies.

Compensation Philosophy and Elements of Compensation

Compensation Philosophy

Our compensation program for our named executive officers features three primary elements that the Compensation Committee believes promote a performance-based culture and align the interests of management and shareholders. Aspects of this compensation program apply to all employees, with the annual incentive compensation representing a higher percentage of total compensation for the named executive officers.

- *Base Compensation* – The Company establishes salaries that are fair and competitive in order to allow us to attract and retain high-performing employees.

- *Annual Incentive Compensation* – The Company utilizes annual bonuses for both retention and to recognize Company, individual and business segment performance. The bonus earned by the Chief Executive Officer and Chief Financial Officer depends on achievement of Company and individual performance objectives, while the Executive Vice President's bonus depends on achievement of Company, business segment and individual performance objectives.

- *Share Ownership* – The Company utilizes share ownership to align the interests of named executive officers with those of our shareholders. While the Company has granted equity awards in the past, the Company does not currently use stock or option grants to increase employee share ownership. Instead, starting in 2014, named executive officers are required to use 30% of their annual incentive compensation to purchase Company shares on the open market. The Company replaced traditional stock and option grants with the share purchase requirement to avoid diluting our shareholders by issuing stock options or restricted stock awards. The share purchase requirement must be completed within the first nine months of the year in which the bonus is paid and named executive officers are required to hold the shares for at least three years. Any failure to complete required purchases or retain the shares acquired for the minimum ownership period may result in penalties ranging from the reduction of future salary or bonus payments to termination, subject to the discretion of the Compensation Committee. The Compensation Committee established the purchase percentage of 30% to split the after-tax incentive award payments approximately equally between cash and share purchases. In addition, the Compensation Committee added the minimum holding period to ensure the proper alignment of interests, similar to vesting schedules typically associated with share awards.

Performance Objectives

The Compensation Committee establishes performance objectives at two levels that impact annual incentive awards for all three named executive officers:

- *Company Performance Objectives* - The Company's annual business plan establishes key goals at the Company level.

- *Individual Performance Objectives* - At the beginning of each year, qualitative and quantitative individual goals are established for each named executive officer. The Compensation Committee establishes the individual goals of the Chief Executive Officer, with the individual goals of the Executive Vice President and Chief Financial Officer established by the Chief Executive Officer.

In addition to the preceding performance objectives, the Executive Vice President has additional performance objectives, both qualitative and quantitative, related to the key activities of our U.S. Operations business segment.

The Compensation Committee, in its sole discretion, sets the company and segment performance requirements for the named executive officers. The Board of Directors reviews and approves the Company's business plan, which establishes the performance objectives for the Company and its segments. These Company and segment performance objectives are key determinants of the annual incentive award payment for the Company's named executive officers. In addition, the Compensation Committee sets certain qualitative standards for the named executive officers to ensure that they perform their individual duties to shareholders, the Company and its employees in an ethical manner.

The Compensation Committee considered the following factors in setting performance objectives and when evaluating performance:

- the Company's short- and long-term strategy with a focus on positioning the Company to be able to execute on attractive opportunities consistent with its mission and values;
- economic, industry and competitive environments;
- the achievement of performance objectives for the plan year, as described below;
- the maintenance of a corporate culture that fosters performance through integrity, innovation and service; and
- the completion of external financial reporting in a timely fashion.

The Compensation Committee uses each of the performance objectives, without over-reliance on any one objective, to determine the annual incentive award for the named executive officers. This provides significant flexibility for the Compensation Committee to reward outperformance in any given year, while also retaining the ability to reduce (or eliminate) the annual incentive award if the objectives are not met or Company performance is below plan.

In establishing the Company's financial performance objectives, the Compensation Committee uses certain non-GAAP measures. The primary non-GAAP measurement focuses on growing the intrinsic value of the Company over the long-term. The purpose of using this internal metric is to assess the Company's financial position without giving effect to certain items required by application of accounting assumptions and, by so doing, to incentivize long-term value creation over short-term financial reporting requirements or market pricing. This discourages management from focusing on quarter-over-quarter market forces that are beyond their ability to control and instead rewards the development and execution of long-term value strategies in a responsible and ethical manner. Executive and Company performance are generally measured by achievement of a targeted annual percentage increase in this intrinsic value metric. Another important performance objective in 2015 and 2016 was to raise capital for the renewable energy lending, low-income housing tax credit and international affordable housing business lines.

For 2015 and 2016, when determining the compensation of the named executive officers, the Compensation Committee determined that both the quantitative and qualitative goals were met and certain objectives significantly exceeded and, as a consequence, that the annual incentive awards would reflect that performance. In addition to growing the intrinsic value of the Company in each year above pre-established growth objectives, the named executive officers effectively executed the business plan by increasing the capital available to the renewable energy lending, low-income housing tax credit and international affordable housing business lines during each year. In addition, the named executive officers implemented strategies consistent with the qualitative measures set forth by the Compensation Committee, including fostering a corporate culture of integrity, innovation and service. Finally, the Compensation Committee also considered the results from the FPL study regarding the overall compensation of the Chief Executive Officer and Executive Vice President, which concluded that their total compensation in both 2015 and 2016 remained below that of peer companies.

Compensation Mix

For our named executive officers, total compensation is made up of two parts, base salary and annual incentive award, 30% of which is required to be used to purchase our shares in the open market. The Compensation Committee retains broad discretion in setting annual incentive compensation for the named executive officers in order to maintain flexibility and reward the executives based on how they perform against their annual objectives. This flexibility allows the Compensation Committee to reward outperformance and keep total compensation to the named executive officers competitive in the marketplace. Given their significant outperformance against their objectives in 2015 and 2016, the Compensation Committee approved the following awards:

2016 Annual Incentive Compensation (paid in 2017):
- Michael L. Falcone's annual incentive compensation was 207% of his base salary.
- Gary A. Mentesana's annual incentive compensation was 200% of his base salary.
- David C. Bjarnason's annual incentive compensation was 81% of his base salary.

2015 Annual Incentive Compensation (paid in 2016):
- Michael L. Falcone's annual incentive compensation was 162% of his base salary.
- Gary A. Mentesana's annual incentive compensation was 172% of his base salary.
- David C. Bjarnason's annual incentive compensation was 50% of his base salary, as determined by his employment agreement.

Other Elements of the Compensation Program

Defined Contribution Savings Plan Matching

Named executive officers may defer up to 100% of their eligible pay (up to the prescribed IRS qualified plan limitations) into the MMA Capital Management 401(k) Profit Sharing Plan, a qualified tax-deferred defined contribution plan maintained for all employees. The IRS qualified plan limits were $18,000 for 2016, with an incremental catch-up of $6,000 for employees age 50 or older. These limits are unchanged for 2017.

For 2016 the Company provided a maximum match of $7,000 for the Company's 401(k) plan. The maximum matching contribution was the same for all employees of the Company and is based on an employee's elective deferral percentage. For 2017 the Company increased the maximum matching contribution to $7,500 for all employees.

Long-term Disability Insurance

The Company provided long-term disability insurance on an after-tax basis in an amount equal to 66% of one-year's salary. This benefit is provided to all employees and is treated as additional taxable income to the employee and is included in the named executive officer compensation table below.

Life Insurance

The Company provides life insurance with a benefit equal to the amount specified in the employment agreement for each named executive officer (see below, Employment Agreement Summary)

Severance and Change in Control Benefits

The Company provides severance and change of control benefits as specified in the employment agreement for each named executive officer (see below, Employment Agreement Summary). The post-separation compensation is the full base salary remaining under the current agreement, plus all other benefits to which they are entitled under their employment agreement through the end of the term of the agreement. In addition, upon termination of employment, whether with or without cause, or due to a change-of-control, an additional termination compensation payment would potentially be due to our named executive officers (payable in equal quarterly installments). The estimated amounts payable due to severance and/or change of control are summarized in the Potential Payments Upon Termination or Change-of-Control table.

Tax Deductibility

When determining compensation of the executive officers, the Company does not consider the deductibility of compensation under Section 162(m) of the Internal Revenue Code.

Elements not Included in our Compensation Program

Nonqualified Deferred Contribution and Compensation Plans

For calendar year 2016 the Company did not maintain any nonqualified deferred contribution or compensation plans for any employee.

Pension Benefits

We do not maintain any tax qualified benefit plans, supplemental executive retirement plans or similar plans for which information is required to be reported in a pension benefit table.

Risk Management Associated with the Compensation Program

The named executive officer compensation program set forth by the Compensation Committee focuses its risk management in two ways: 1) increasing current ownership through annual required share purchases and 2) setting goals based on the alignment of long-term interests between management and shareholders. The use of annual incentive compensation awards allows for maximum flexibility by the Compensation Committee to reduce or eliminate bonus awards for performance. In addition, share purchases executed pursuant to annual incentive awards have a minimum holding period of three years to ensure continued alignment of interests with shareholders. Finally, in setting annual performance targets, the Compensation Committee avoids the use of financial statement metrics (such as book value) and stock price performance. The Company's compensation program is designed to encourage executives to seek long-term value without relying on quarter-to-quarter variations in financial reporting or market performance.

Summary Compensation Table

The following table provides information regarding the compensation earned during the years ended December 31, 2016, 2015 and 2014 by our principal executive officer, principal financial officer and all other officers who were serving as executive officers on December 31, 2016.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Comp[1]	All Other Comp	Total
Michael L. Falcone	2016	$ 555,000	$ −	$ −	$ −	$ 1,150,000	$ 23,772[2]	$ 1,728,772
Chief Executive	2015	555,000	−	−	−	900,000	19,772[2]	1,474,772
Officer	2014	555,000	−	−	−	555,000	19,772[2]	1,129,772
David C. Bjarnason	2016	400,000[4]	−	−	−	325,000	7,900[3]	732,900
Chief Financial	2015	166,667[4]	−	−	−	200,000[3]	300	366,967
Officer	2014	−	−	−	−	−	−	−
Gary A. Mentesana	2016	500,000	−	−	−	1,000,000	12,363[4]	1,512,363
Executive Vice	2015	435,000	−	−	−	750,000	8,363[4]	1,193,363
President	2014	435,000	−	−	−	435,000	8,363[4]	878,363

[1] All named executive officers are required to use 30% of their 2016 annual incentive award payments to purchase Company shares in the open market on or before September 30, 2017. Messrs. Falcone and Mentesana were required to use 30% of their annual incentive award for 2015 to purchase Company shares in the open market. These purchases were completed by September 2016. Messrs. Falcone and Mentesana were required to use $185,000 and $145,000, respectively of the reported amount of their 2014 annual incentive award payments for the purchase of Company shares in the open market. These purchases were completed during 2015.

[2] All years include $11,097 for long term disability premiums. For 2016, the 401(k) match was $7,000. In years prior to 2016, the 401(k) matching payment was $3,000. All years include $5,675 for life insurance premiums.

[3] As part of Mr. Bjarnason's 2015 employment agreement he received a cash bonus of $200,000 that was paid in 2016. During 2015, Mr. Bjarnason received an annualized salary of $400,000 prorated for time employed during 2015. During

2016, Mr. Bjarnason also received a payment of $7,000 for the 401(k) Company plan match, in addition to $900 for long term disability premiums.

[4] *All years include $5,363 for long term disability premiums. For 2016, the 401(k) match was $7,000. In prior years the matching payment was $3,000.*

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Target[1] ($)
Michael Falcone	02/08/2016	900,000
David Bjarnason	02/08/2016	280,000
Gary Mentesana	02/08/2016	750,000

(1) Target is a baseline representative amount based on prior year performance.

The Compensation Committee has broad discretion to set the maximum annual incentive award for the named executive officers, depending on the performance of the Company and the individuals against the objectives set by the Company. Target is a baseline representative amount based on the prior year performance; however, the Compensation Committee may reduce a named executive officer's award to zero in the event of Company and/or employee does not meet objectives. In addition, the Compensation Committee may exceed target in years where outperformance of objectives warrants greater compensation.

There were no awards of stock options or other equity-based awards in 2016. The use of stock options and other equity awards has been phased out of current compensation for named executive officers. (see prior discussion of Elements of Compensation in the Compensation Discussion and Analysis). The Board retains its ability to reinstate shared-based plan awards in future years.

Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by the Named Executive Officers at December 31, 2016, including stock option awards and unvested deferred shares. Our named executive officers did not exercise any options in 2016.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares That Have Not Vested	Market Value of Shares That Have Not Vested
Michael L. Falcone	100,000	−	$ 1.15	5/10/2020	−	−
	140,000	−	1.80	4/24/2022	−	−
Gary A. Mentesana	70,000	−	1.35	1/7/2020	−	−
	100,000	−	1.80	3/29/2022	−	−

Potential Payments Upon Termination or Change-of-Control

The following payments would be due to the named executive officers had a termination or change-of-control occurred on December 31, 2016. In the case of a change-of-control, the termination payment is due in four equal, quarterly installments in the year following termination, while the base salary is payable over the remaining term of their employment agreements. As the annual incentive compensation award is at the discretion of the Compensation Committee, there is no required payment at termination, though the Compensation Committee may elect to provide for a portion of any annual incentive award at that time.

Michael L. Falcone

	Voluntary Resignation		Termination Other than for Cause		Termination for Cause		Change of Control		Death or Disability
Base Salary	$	-	$	138,750	$	-	$	138,750	$	46,250
Incentive Award		-		-		-		-		-
Termination Payment		-		1,000,000		-		1,000,000		1,000,000
Other benefits		-		4,193		-		4,193		1,398
Total	$	-	$	1,142,943	$	-	$	1,142,943	$	1,047,648

David C. Bjarnason

	Voluntary Resignation		Termination Other than for Cause		Termination for Cause		Change of Control		Death or Disability
Base Salary	$	-	$	110,000	$	-	$	110,000	$	36,667
Incentive Award		-		-		-		-		-
Termination Payment		-		650,000		-		650,000		650,000
Other benefits		-		225		-		225		75
Total	$	-	$	760,225	$	-	$	760,225	$	686,742

Gary A. Mentesana

	Voluntary Resignation		Termination Other than for Cause		Termination for Cause		Change of Control		Death or Disability
Base Salary	$	-	$	125,000	$	-	$	125,000	$	41,667
Incentive Award		-		-		-		-		-
Termination Payment		-		500,000		-		500,000		500,000
Other benefits		-		1,341		-		1,341		447
Total	$	-	$	626,341	$	-	$	626,341	$	542,114

Employment Agreements and Other Agreements

Michael L. Falcone

On November 19, 2015, we entered into a new employment agreement with Mr. Falcone pursuant to which Mr. Falcone continued to be employed as Chief Executive Officer. The employment agreement has a three-year term ending on December 31, 2018 and provided for an annual base compensation of $555,000 for calendar year 2016, subject to annual increases thereafter at the discretion of the Compensation Committee. The employment agreement contains the following terms and conditions:

- In addition to base compensation, Mr. Falcone is eligible to receive annual incentive compensation payable in cash, shares, options or otherwise as determined by the Compensation Committee based on individual and Company performance.

- The Company may terminate the agreement for cause, which includes gross negligence, intentional misconduct, conviction of a serious crime, breach of certain non-competition restrictions or breach of the duty of loyalty. “Cause” also includes certain violations of law and certain failures by Mr. Falcone to perform services reasonably requested of him. If we terminate the agreement for cause or Mr. Falcone terminates his agreement for other than good reason (as defined in the agreement), he will receive base salary up through the date of termination but no portion of any incentive compensation for the fiscal year of termination.

- Upon termination of the agreement (i) by the Company without cause, (ii) by Mr. Falcone for good reason or (iii) because of disability, Mr. Falcone is entitled to receive benefits through the date of termination, a cash severance of $1,000,000, to be paid in four equal quarterly payments beginning on the first day of the first calendar month following the termination date, and any outstanding deferred cash and equity awards will become fully vested.

- In the event there is a change of control, as defined in the MMA Capital Management, LLC 2010 Share Incentive Plan (which does not apply to a change of control approved by the Board of Directors of the Company as constituted immediately prior to the date such change of control occurs or is deemed to occur), any termination event within the first six (6) months following a change of control shall be deemed to be without cause unless the reason for termination is related to: 1) intentional misconduct; 2) receipt of money in connection with his employment in knowing violation of law; 3) breach of the noncompetition provisions of the agreement; or 4) unappealable conviction of a crime (other than traffic violations).

- The agreement provides for a death benefit equal to $1,000,000 in the event of Mr. Falcone’s death.

- The agreement includes a covenant not to compete whereby Mr. Falcone agreed not to compete with the Company, not to divulge confidential Company information, and not to solicit Company employees or customers for a period of time following the end of his employment with the Company. The term of the non-compete extends to the later of (i) the date which is 12 months from the date of termination, or (ii) December 31, 2018.

- The agreement requires us to indemnify Mr. Falcone from any and all liability for acts or omissions performed in the course of his employment.

In April 2012, Mr. Falcone received an option award to purchase 140,000 common shares at an exercise price of $1.80 per share (all share awards are split-adjusted amounts to reflect the September 29, 2014 1-for-5 reverse stock split). The option award vested in two parts, 1) a time-based component of 80,000 shares that vested in four equal parts, 20,000 upon grant and the remainder in equal annual installments over a 3-year period and 2) a performance based component of 60,000 shares that vested in five equal installments each time the Company’s 30-day average stock price improved $2.50 per share, starting at $5.00 per share and concluding at $15.00 per share. The options are fully vested and will expire on April 24, 2022.

In May 2013, Mr. Falcone received a deferred share award of 22,722 shares, which provided for the issuance of unrestricted shares upon the occurrence of specified vesting conditions. The vesting occurred in two parts, 1) a time-based component of 11,361 shares that vested in three equal annual installments on March 20, 2014, 2015 and 2016 and 2) a performance-based component of 11,361 shares that vested in three equal installments each time the Company’s 30-day average stock price improved $2.50 per share, starting at $7.50 per share and concluding at $12.50 per share. The deferred share award has vested in full.

In May 2014, Mr. Falcone received a deferred cash award of $200,000, under which Mr. Falcone received cash following the occurrence of specified vesting conditions. The vesting occurs in two parts, 1) a time-based component of

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$100,000 that vests in three equal annual installments on March 31, 2015, 2016 and 2017 and 2) a performance-based component of $100,000, which vested in three equal installments each time the Company's 30-day average stock price improved $2.50 per share, starting at $8.75 per share and concluding at $13.75 per share. The estimated after-tax proceeds of the award were required to be used to purchase shares of MMA through open-market purchases. All amounts from this award have vested.

Gary A. Mentesana

On November 19, 2015, we entered into a new employment agreement with Mr. Mentesana pursuant to which Mr. Mentesana continued to be employed as Executive Vice President. The employment agreement has a three-year term ending on December 31, 2018 and provides for an initial base compensation for calendar year 2016 of $500,000, subject to annual increases thereafter at the discretion of the Compensation Committee. The employment agreement contains the following terms and conditions:

- In addition to base compensation, Mr. Mentesana is eligible to receive annual incentive compensation payable in cash, shares, options or otherwise as determined by the Compensation Committee based on individual and Company performance.

- The Company may terminate the agreement for cause, which includes gross negligence, intentional misconduct, conviction of a serious crime, breach of certain non-competition restrictions or breach of the duty of loyalty. "Cause" also includes certain violations of law and certain failures by Mr. Mentesana to perform services reasonably requested of him. If we terminate the agreement for cause or Mr. Mentesana terminates his agreement for other than good reason (as defined in the agreement), he will receive base salary up through the date of termination but no portion of any incentive compensation for the fiscal year of termination.

- Upon termination of the agreement (i) by the Company without cause, (ii) by Mr. Mentesana for good reason or (iii) because of disability, Mr. Mentesana is entitled to receive benefits through the date of termination, a cash severance of $500,000, to be paid in four equal quarterly payments beginning on the first day of the first calendar month following the termination date, and any outstanding deferred cash and equity awards will become fully vested.

- In the event there is a change of control, as defined in the MMA Capital Management, LLC 2010 Share Incentive Plan (which does not apply to a change of control approved by the Board of Directors of the Company as constituted immediately prior to the date such change of control occurs or is deemed to occur), any termination event within the first six (6) months following a change of control shall be deemed to be without cause unless the reason for termination is related to: 1) intentional misconduct; 2) receipt of money in connection with his employment in knowing violation of law; 3) breach of the noncompetition provisions of the agreement; or 4) unappealable conviction of a crime (other than traffic violations).

- The agreement provides for a death benefit equal to $500,000 in the event of Mr. Mentesana's death.

- The agreement includes a covenant not to compete whereby Mr. Mentesana has agreed not to compete with the Company, not to divulge confidential Company information, and not to solicit Company employees or customers for a period of time following the end of his employment with the Company. The term of the non-compete extends to the later of (i) the date which is 12 months from the date of termination, or (ii) December 31, 2018.

- The agreement requires us to indemnify Mr. Mentesana from any and all liability for acts or omissions performed in the course of his employment.

In March 2012, Mr. Mentesana received an option award to purchase 100,000 common shares at an exercise price of $1.80 per share (all share awards are split-adjusted amounts to reflect the September 29, 2014 1-for-5 reverse stock split). The option award vests in two parts, 1) a time-based component of 70,000 shares that vested in four equal parts, 17,500 upon grant and the remainder in equal annual installments over a 3-year period and 2) a performance-based component of 30,000 shares that vested in five equal installments each time the Company's 30-day average stock price improved $2.50 per share, starting at $5.00 per share and concluding at $15.00 per share. The options are fully vested and will expire on March 29, 2022.

In May 2013, Mr. Mentesana received a deferred share award of 34,090 shares, which provided for the issuance of unrestricted shares upon the occurrence of specified vesting conditions. The vesting occurred in two parts, 1) a time-based component of 17,045 shares that vested in three equal annual installments on March 20, 2014, 2015 and 2016 and 2) a performance-based component of 17,045 shares that vested in three equal installments each time the Company's 30-

day average stock price improved $2.50 per share, starting at $7.50 per share and concluding at $12.50 per share. The deferred share award has vested in full.

In May 2014, Mr. Mentesana received a deferred cash award of $250,000, under which Mr. Mentesana received cash following the occurrence of specified vesting conditions. The vesting occurred in two parts, 1) a time-based component of $125,000 that vested in three equal annual installments on March 31, 2015, 2016 and 2017 and 2) a performance-based component of $125,000 that vested in three equal installments each time the Company's 30-day average stock price improved $2.50 per share, starting at $8.75 per share and concluding at $13.75 per share. The estimated after-tax proceeds of the award were required to be used to purchase shares of the Company through open-market purchases. All amounts from this award have vested.

David C. Bjarnason

On July 10, 2015, the registrant and David C. Bjarnason executed an employment agreement effective as of August 3, 2015, pursuant to which Mr. Bjarnason became an Executive Vice President of the Company immediately and became Chief Financial Officer effective August 17, 2015. The employment agreement has a three-year term ending on August 2, 2018 and provided for an annualized base compensation for 2015 of $400,000 and base compensation for calendar years 2016 through 2018 of $400,000, $440,000 and $480,000, subject to potential increases at the discretion of the Compensation Committee. The employment agreement contains the following terms and conditions:

- In addition to his base compensation, Mr. Bjarnason is eligible to receive annual incentive compensation of up to 70% of base compensation payable in cash, shares, options or otherwise as determined by the Compensation Committee based on individual and Company performance. For calendar year 2016, Mr. Bjarnason's incentive compensation was $325,000.

- The Company may terminate the agreement for cause, which includes Mr. Bjarnason's gross negligence, intentional misconduct, conviction of a serious crime, breach of certain non-competition restrictions or breach of the duty of loyalty. "Cause" also includes certain violations of law and certain failures by Mr. Bjarnason to perform services reasonably requested of him. If we terminate the agreement for cause or Mr. Bjarnason terminates the agreement for other than good reason (as defined in the Agreement), he will receive his base salary up through the date of termination but no portion of any incentive compensation for the fiscal year of termination.

- Upon termination of the agreement (i) by the Company without cause, (ii) by Mr. Bjarnason for good reason or (iii) because of disability, Mr. Bjarnason is entitled to receive benefits through the date of termination, a cash severance of $650,000 to be paid in four equal quarterly payments beginning on the first day of the first calendar month following the termination date, and any outstanding deferred cash and equity awards will become fully vested.

- In the event there is a change of control, as defined in the Municipal Mortgage & Equity 2010 Share Incentive Plan (which does not apply to a change of control approved by the Board of Directors of the Company as constituted immediately prior to the date such change of control occurs or is deemed to occur), any termination event within the first six (6) months following a change of control shall be deemed to be without cause unless the reason for termination is related to: 1) intentional misconduct; 2) receipt of money in connection with his employment in knowing violation of law; 3) breach of the noncompetition provisions of the agreement; or 4) unappealable conviction of a crime (other than traffic violations).

- The agreement provides for a death benefit equal to $500,000 in the event of Mr. Bjarnason's death.

- The agreement includes a covenant not to compete whereby Mr. Bjarnason has agreed not to compete with the Company, not to divulge confidential Company information, and not to solicit Company employees or customers for a period of time following the end of his employment with the Company. The term of the non-compete extends to the later of (i) the date which is 12 months from the date of termination, or (ii) August 2, 2018.

- The agreement requires us to indemnify Mr. Bjarnason from any and all liability for acts or omissions performed in the course of his employment.

Additional Agreements

On February 16 and 18, 2016, the Company entered into share purchase agreements with Messrs. Falcone and Mentesana, respectively. Further, on February 21, 2017, the Company entered into identical agreements with each Messrs. Falcone, Bjarnason and Mentesana with respect to the use of bonuses paid in calendar year 2017.

The share purchase agreements contain the following material terms and conditions:

- The agreements require the purchase of Company shares through open-market purchases, in an amount equal to the 30% of the employee's annual incentive award paid during a calendar year. Purchases must be completed by September 30th of that same year.

- The agreements shall be considered an amendment to the existing employment agreements for these individuals.

- Shares purchased as a result of these agreements must be held for at least three (3) years, absent prior approval of the Compensation Committee.

Failure to satisfy share purchase obligations by September 30th of a given calendar year, or to hold the shares for the required holding period, may result in disciplinary action, up to and including the reduction of compensation and termination of service.

DIRECTORS' COMPENSATION

The following table sets forth the compensation earned by the non-employee members of the Board of Directors for services rendered during the year ended December 31, 2016:

Name[1]	Year	Fees Earned or Paid in Cash [2]	Stock Awards [2]	All Other Compensation	Total Fees
Steven S. Bloom	2016	$ 37,500	$ 37,500	$ –	$ 75,000
Francis X. Gallagher, Jr.	2016	40,000	40,000	–	80,000
J.P. Grant, III	2016	35,000	35,000	–	70,000
Frederick W. Puddester	2016	35,000	35,000	–	70,000
Lisa Kay	2016	15,000	15,000	–	30,000

[1] *Mr. Bloom is Chairman of the Audit Committee, Mr. Gallagher is the Chairman of the Board, Mr. Grant is Chairman of the Governance Committee and Mr. Puddester is Chairman of the Compensation Committee.*

[2] *Pursuant to the 2012 Non-Employee Directors' Compensation Plan, fees earned in 2016 were to be paid one-half in cash and one-half in equity, which can be in the form of deferred shares, restricted shares, or non-qualified stock options. For 2016, all directors received either deferred shares or restricted shares.*

There are no stock options held by non-employee directors as of December 31, 2016.

Narrative to the Director Compensation Table

Directors who are employees of MMA do not receive additional fees for their service as a director; therefore Mr. Falcone does not receive any fees for his service as a director.

In March 2015, the Board approved amendments to the 2012 Non-Employee Directors' Compensation Plan (the "2012 Plan"), which increased annual director compensation from $50,000 to $60,000, with one-half paid in cash, and one-half paid as an equity award of shares. In addition, the amendment provides for an additional fee payable to directors that chair a committee of the Board as follows: a $10,000 fee to be paid for chairmanship of either the Compensation or Governance Committees; a $15,000 fee payable for chairmanship of the Audit Committee; and a $20,000 fee payable for chairmanship of the Board. In each case, the additional fee is payable one-half in cash and one-half in equity awards.

A director may elect to defer his or her annual equity award compensation. The election to defer compensation must be made prior to the start of the calendar year in which the compensation is to be earned. If the director elects to defer the receipt of shares, the director will receive dividends on the shares (to the extent declared by the Board for all common shares) during the deferral period. Director participants may elect that the deferred amounts, plus earnings, be distributed either upon retirement from the Board or on an interim distribution date. If a distribution date is not specified in the election, shares will be settled no more than 90 days after the participant's separation from service on the Board. Distributions are either in a lump sum, or based on the director's election made at the time of the deferral, in two-to-10 year installments. Once a distribution election is made, the election is irrevocable. Notwithstanding the foregoing, a participant may receive any amounts deferred by the participant in the event of an "Unforeseeable Emergency" as defined by the 2012 Plan.

Equity Compensation Plan Information

The following table contains information regarding common shares authorized for issuance under our equity compensation plans as of December 31, 2016.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Plans approved by Security Holders [1]	174,140	$ 1.62	17,205
Plans NOT approved by Security holders [2]	235,860	1.52	780,317

[1] *The Plans approved by security holders: 1996 DSP, 1998 DSP, 2001 DSP, 2004 DSP, 1996 ESP, 1998 ESP, 2001 ESP, and 2004 ESP.*

[2] *The Plans NOT approved by security holders: 2009 DSP, 2010 DSP, 2010 ESP and 2012 DSP.*

Description of Plans Not Approved by Shareholders

The 2009 and, 2010 MMA Capital Management, LLC Non-Employee Directors' Compensation Plans (the "2009 Plan," "2010 Plan," respectively) and the 2012 Plan (collectively with the 2009 Plan and 2010 Plan, the "DSP Plans") serve the interests of the Company and its shareholders by providing a means to attract and retain highly qualified persons to serve as non-employee directors of the Company and to promote ownership by such directors of a greater proprietary interest in the Company, thereby aligning such directors' interests more closely with the interests of shareholders of the Company. Collectively the DSP Plans provide for certain equity awards as part of the general compensation of the directors. With respect to the 2009 Plan and 2012 Plan, types of awards include shares in lieu of cash, restricted shares and non-qualified stock options. For the 2010 Plan, only shares in lieu of other awards, share awards, or restricted shares were permitted. All vesting terms of the DSP Plans are set at the discretion of the Compensation Committee subject to certain operating provisions of the DSP Plans, such as the change of control provisions of the respective DSP Plans.

The 2010 MMA Capital Management, LLC Share Incentive Plan ("2010 ESP") serves the interests of the Company and its shareholders by providing a means to attract, retain, and reward executive officers and other key individuals of the Company and its subsidiaries, to link compensation to measures of the Company's performance in order to provide additional share-based incentives to such individuals for the creation of shareholder value, and to promote a greater proprietary interest in the Company, thereby aligning such individuals' interests more closely with the interests of shareholders of the Company. The 2010 ESP provides for up to 600,000 shares to be awarded at the discretion of the Compensation Committee. The types of awards available under the 2010 ESP include non-qualified stock options, stock appreciation rights, restricted shares, deferred shares, and shares granted as a bonus or in lieu of other awards. Beginning in March 2013 no participant may receive greater than 50,000 share awards during any calendar year. All vesting terms are set at the discretion of the Compensation Committee subject to certain operating provisions of the 2010 ESP, such as the change of control provisions of the plan.

PROPOSAL 3 -- RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED ACCOUNTING FIRM

Upon the recommendation of the Audit Committee, the Board of Directors has appointed KPMG as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017. Representatives from KPMG are expected to be present at the meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate inquiries.

Before making its recommendation to the Board of Directors for appointment of KPMG, the Audit Committee carefully considered that firm's qualifications as the Company's independent registered public accounting firm, which included a review of KPMG's performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee expressed its satisfaction with KPMG in these respects.

The Company is asking its shareholders to ratify the selection of KPMG as the Company's independent registered public accounting firm. Although ratification is not required by our Bylaws or otherwise, the Board of Directors is submitting the selection of KPMG to shareholders for ratification because the Company values its shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate governance practice. If ratification is not obtained, the Audit Committee intends to continue the engagement of KPMG at least through the end of the 2017 fiscal year but will consider whether it is appropriate to select a different independent registered public accounting firm for 2018. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year or in subsequent years if it determines that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AS SET FORTH ABOVE.

Independent Registered Public Accounting Firm

KPMG is the independent registered public accounting firm that has audited our financial statements since 2007.

Audit and Audit-Related Fees

The Audit Committee is responsible for retaining and terminating the Company's independent registered public accounting firm and for pre-approving the performance of any services by the independent registered public accounting firm. In addition, the Audit Committee is responsible for monitoring the independence and performance of the Company's independent registered public accounting firm and internal audit function and for presenting its conclusions with respect to the independent registered public accounting firm to the full Board of Directors.

Pre-approval Policies and Procedures

The Audit Committee has written policies and procedures regarding pre-approval of services to MMA by its principal independent registered public accountants. Its policy is to pre-approve all auditing services and non-audit services (subject to de minimis exceptions). All of the audit, audit-related and tax services for which we were billed by our principal independent public accounting firm for 2016 and 2015 were pre-approved by the Audit Committee.

Audit and Audit-Related Fees

The audit fees and other fees billed by our independent registered public accounting firm, KPMG, for work performed during 2016 and 2015 are as follows:

(in thousands)	2016	2015
Audit fees	$ 1,391 [(1)]	$ 1,466 [(1)(2)]
Audit related fees	–	–
Total audit and audit related fees	1,391	1,466
Tax fees	53 [(1)]	89 [(1)]
All other fees	15	-
Total KPMG fees	$ 1,459	$ 1,555 [(2)]

[(1)] For 2016, amounts include $311,100 for audit fees and $53,000 for tax fees billed by KPMG for work performed related to our international operations operated through our subsidiary International Housing Solutions, S.a.r.l ("IHS") and its related funds and ventures. For 2015, amounts include $415,000 for audit fees and $89,000 for tax fees billed by KPMG for work performed related to IHS and its related funds and ventures.

[(2)] For 2015, the Company became an accelerated filer and were required to include an audit of our internal controls for the first time. The majority of the increase in fees from the prior year results from the additional procedures required to complete the initial audit of internal controls required with the 2015 Annual Report. In addition, certain expenses related to the 2015 audit were not included in the prior year proxy as they were not accrued or determinable at the time of the proxy was published. The 2015 amounts are updated to reflect approximately $0.7 million of audit and related fees not previously reported for 2015.

Audit Committee Report

The Audit Committee has reviewed and discussed with management the audited financial statements of MMA Capital Management, LLC as of and for the fiscal year ended December 31, 2016. The Audit Committee has discussed with KPMG the matters required to be discussed by Auditing Standard No. 1301 (Communications with Audit Committees), as adopted by the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee has received the written disclosures and the letter from KPMG required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence) regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG the independence of KPMG.

Based on the review and discussions referred to in the paragraph above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended December 31, 2016. This report is furnished by the Audit Committee of our Board of Directors, whose members are:


Steven S. Bloom, Chairman
J.P. Grant, III
Frederick Puddester
Francis X. Gallagher, Jr.


As required by the charter of the Audit Committee, the members of the Audit Committee hereby report that the Audit Committee has a formal documented charter setting forth the Audit Committee's duties and that the Audit Committee has satisfied its obligations under such charter during the year ended December 31, 2016.

III. OTHER MATTERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table, contains information about the number of our common shares that were beneficially owned on March 8, 2017, by each of our five percent holders, plus our directors, our named executive officers and our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[2]	Percent of Class [2]
Five Percent Shareholder:		
Jeffrey Halis	430,090[3]	6.79%
Halis Family Foundation		
Tyndall Partners, LP		
599 Lexington Ave, Suite 4100		
New York, New York 10022		
Rockshelter Capital Management, LLC	304,712[4]	4.81%
601 Technology Drive, Suite 320		
Canonsburg, Pennsylvania 15317		
Directors and Executive Officers: [1]		
Non-Executive Directors:		
Frederick W. Puddester	42,785[5]	*
Francis X. Gallagher, Jr.	29,005[5]	*
Lisa Kay	16,589[5]	*
J.P. Grant, III	12,153[5]	*
Steven S. Bloom	10,363[5]	*
Executive Officers:		
Michael L. Falcone	412,029[6]	6.51%
Gary A. Mentesana	334,477[6]	5.28%
David C. Bjarnason	2,400	*
All Directors and Executive Officers:	859,801	13.58%

* Represents less than 1.0% of the total number of common shares outstanding.

[1] *An address for each Director and Executive Officer listed is c/o MMA Capital Management, LLC, 3600 O'Donnell Street, Suite 600, Baltimore, MD 21224*

[2] *Amount of Beneficial Ownership and Percent of Class are based upon total amount of outstanding options and shares which could have been acquired as of March 8, 2017, or within 60 days thereafter, pursuant to the exercise of vested stock options and/or the vesting of deferred/restricted shares.*

[3] *Based on a Form SC 13G filed by Jeffrey Halis on February 14, 2017 on behalf of the Halis Family Foundation and Tyndall Partners, LP. As trustee, Mr. Halis has the sole voting power over the 362,691 shares held by the Foundation. In addition, Mr. Halis has sole voting control over Tyndall Partners, LP resulting in ownership of 67,399 shares in an individual capacity.*

[4] *Based on a Form SC 13G filed by the Rockshelter Asset Management on February 13, 2017.*

[5] *Amount includes deferred shares in lieu of fees for director services. As of March 22, 2016, the number of deferred shares held by each director (in parenthesis) was: Puddester (42,785), Gallagher (28,490), Grant (6,895), Bloom (2,871) and Kay (822).*

[6] *Amount of Beneficial Ownership includes vested stock options that may not be exercisable without triggering certain provisions of the Tax Benefit Rights Agreement ("Rights Plan") adopted by the Company in 2015 as their exercise would potentially result in Messrs. Falcone and Mentesana owning greater than 4.9% of our common shares. Prior to the exercise of options that would result in greater than 4.9% ownership, the Board of Directors would need to classify each of Messrs. Falcone and Mentesana as an exempted person in order to avoid the potential dilution of his ownership interest under the Rights Plan. For purposes of the Rights Plan adopted by the Company in 2015, Mr. Falcone owns 2.9% of our shares and Mr. Mentesana owns 2.8%.*

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers to file reports of changes in ownership of our equity securities with the SEC. SEC regulations require that directors and executive officers furnish to us copies of all Section 16(a) forms they file. To the best of our knowledge, based solely on review of the copies of the reports that were furnished to us and written representations that no other reports were required, we believe that, with the exception of three filings (one Form 3 and two Form 4), all required filings were made in a timely manner during the fiscal year ended December 31, 2016.

SHAREHOLDERS SHARING THE SAME ADDRESS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials, unless the affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees.

Once again this year, a number of brokers with account holders who beneficially own our common shares will be "householding" our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials. A single Notice of Internet Availability of Proxy Materials and, if applicable, a single set of the annual report and other proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Shareholders may revoke their consent at any time by contacting Investor Relations Department, MMA Capital Management, LLC, 3600 O'Donnell Street, Suite 600, Baltimore, Maryland 21224.

Upon written or oral request, MMA Capital Management, LLC will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, a separate set of proxy materials to any beneficial owner at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, a separate set of proxy materials, you may write or call MMA Capital Management, LLC's Investor Relations Department at MMA Capital Management, LLC, 3600 O'Donnell Street, Suite 600 St, Baltimore, Maryland 21224, (855) 650-6932 prior to May 2, 2017.

Any shareholders who share the same address and currently receive multiple copies of our Notice of Internet Availability of Proxy Materials or annual report and other proxy materials, who wish to receive only one copy in the future, can contact their bank, broker or other holder of record to request information about householding.

FORM 10-K

MMA CAPITAL MANAGEMENT, LLC WILL MAIL TO ANY SHAREHOLDER, WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS, SCHEDULES AND LIST OF EXHIBITS, AND ANY PARTICULAR EXHIBIT SPECIFICALLY REQUESTED. REQUESTS SHOULD BE SENT TO: MMA CAPITAL MANAGEMENT, LLC, 3600 O'DONNELL STREET, SUITE 600, BALTIMORE, MARYLAND 21224, ATTN: INVESTOR RELATIONS. THE ANNUAL REPORT ON FORM 10-K IS ALSO AVAILABLE AT _www.mmacapitalmanagement.com_.

OTHER BUSINESS

The Board of Directors is not aware of any other matters which may come before the meeting. It is the intention of the persons named in the enclosed proxy to vote all shares represented by proxies in accordance with their best judgment if any other matters properly come before the meeting.

SHAREHOLDER PROPOSALS

In accordance with Exchange Act Rule 14a-8, shareholder proposals to be acted on at the Company's annual meeting of shareholders to be held in 2018 (the "2018 annual meeting") and included in the Company's proxy statement and proxy for that meeting must be received by the Secretary of the Company no later than December 2, 2017 (which is 120 days prior to the first anniversary of the date of this proxy statement). After that date, shareholder proposals to be acted on at the 2018 annual meeting may be submitted to the Secretary of the Company in accordance with the provisions of our bylaws described in the next paragraph, but we will not be required to include such a proposal in our proxy materials for the 2018 annual meeting.

In accordance with our bylaws shareholder proposals to be acted on at the 2018 annual meeting that are not received in time to be included in our proxy statement will be untimely if received by the Secretary of the Company earlier than the close of business on February 14, 2018 (which is 90 days before the first anniversary date of this year's annual meeting) or later than the close of business on March 15, 2018 (which is 60 days before the first anniversary date of this year's annual meeting). If the date of the 2018 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the date of this year's annual meeting, shareholders will be advised of such change and of the new date for submission of proposals. All shareholder proposals must be delivered to the attention of the Company's Secretary at our Baltimore offices located at 3600 O'Donnell Street, Suite 600, Baltimore, MD 21224.

Dated: April 3, 2017